

Mail Stop 7010

July 17, 2007

J. Patrick Robinson
Chief Financial Officer
Newell Rubbermaid, Inc.
10 B Glenlake Parkway, Suite 300
Atlanta, Georgia 30328

   Re: **Newell Rubbermaid, Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2006
      File No. 1-9608

Dear Mr. Robinson:

   We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2006

Critical Accounting Policies, page 30

1. We note your response to prior comment 1. Given the significance of goodwill as well as the subjectivity and judgment involved in determining the estimates and assumptions you use in assessing your goodwill for impairment and the susceptibility of such estimates and assumptions to change, we continue to believe that your disclosures surrounding your goodwill critical accounting policy should include a more robust analysis of your process of determining and measuring goodwill impairment. We remind you that the Critical Accounting Estimates

section of the Release No. 33-8350 sets forth the Staff's view that companies should provide quantitative disclosures when quantitative information is reasonably available and will provide material information for investors. As a result, to the extent you gather and analyze information regarding the potential impairment of goodwill, such information may be required to be disclosed if it would be material and useful to investors.

Footnote 19 – Industry Segment Information, page 71

2.   Thank you for the information you provided in response to prior comment 3.   We have the following comments in this regard.

- We note that prior to your 2006 Form 10-K, the Cleaning & Organization reportable segment consisted of (i) Rubbermaid Commercial Products, (ii) Rubbermaid Food Products and (iii) Rubbermaid Home Products. The gross margins for the Rubbermaid Home Products operating segment for the past four fiscal years as well as the expected future gross margins are materially below the gross margins generated by your Rubbermaid Commercial Products and Rubbermaid Food Products segments. The aggregation of this operating segment therefore does not appear appropriate.

- We note that in your 2006 Form 10-K, you aggregated Levolor Kirsch in the Cleaning, Organization and Decor reportable segment based on your belief that the nature of the products sold by Rubbermaid Home, Rubbermaid Commercial and Rubbermaid Food were similar to the products sold by Levolor Kirsh.   However, we continue to believe your analysis of the similarity of the nature of the products within your Levolor and Rubbermaid operating segments is too broad. As you indicated, we note that both Levolor and Rubbermaid are meaningful brands to your target customers. We also believe that these brands represent significantly different products to those customers.

- Please reassess the guidance set forth in paragraph 17 of SFAS 131 given our above concerns and revise your segment disclosures accordingly.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bret Johnson at (202) 551-3753, Jeanne Baker at (202) 551-3691, or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief